FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Press Release dated October 2, 2008.

PRESS RELEASE

COSAN LIMITED
CVM Code nº 80071
CNPJ/MF nº 08.887.330/0001-52

Cosan Limited Announces Private Placement of US$180 million

Cosan Limited, a Bermuda exempted company, today announced that it has entered into a purchase agreement with certain investment funds managed by affiliates of Gávea Investimentos Ltda. (the “Gávea Funds”), and Mr. Rubens Ometto Silveira Mello, the controlling shareholder of Cosan Limited, pursuant to which (i) the Gávea Funds have agreed to collectively invest up to US$130 million in a private placement to acquire up to 16,455,696 new class A common shares, par value US$0.01, including class A common shares in the form of Brazilian Depositary Shares (“BDRs”, each representing one class A common share), at US$7.90 per share (with respect to BDRs, payment will be made in reais based on a real to US dollar rate to be determined at closing), and (ii) Mr. Rubens Ometto Silveira Mello, directly or through an entity under his control, has agreed to invest US$50 million to acquire 6,329,114 new class A common shares at the same price per share.

The proceeds raised in this private placement will be used to strengthen the capital structure of the Cosan Group to support its growth, including for possible future acquisitions and other general corporate purposes.

Holders of (1) class A common shares who are either (i) not “U.S. persons” (as such term is defined in Regulation S under the Securities Act) or (ii) “qualified institutional buyers” (as such term is defined in Rule 144A under the Securities Act) and (2) BDRs will, pursuant to exemptions from registration under applicable United States securities laws, be eligible to subscribe for the number of new class A common shares or BDRs, as the case may be, equivalent to their respective percentage ownership in Cosan Limited as of the record date of October 2, 2008.

The subscription period to acquire class A common shares or BDRs will be from October 6 to October 17, 2008 for qualified holders of record as of October 2, 2008. A subscription form will be available at the commencement of the subscription period. Subscriptions for Cosan Limited's new class A common shares or BDRs pursuant to the preemptive subscription offer will be binding and irrevocable. The rights to subscribe for class A common shares and BDRs are not transferable and not tradable on any securities exchange.

The number of new class A common shares and BDRs to be purchased by the Gávea Funds may be reduced in the event that certain existing shareholders of Cosan Limited participate in the preemptive subscription offer, but the Gávea Funds’ total investment in Cosan Limited will not be less than US$90 million.

About Cosan Limited

Cosan Limited is a leading global ethanol and sugar company with low-cost, large-scale and integrated operations in Brazil with production based on sugarcane. Cosan Limited is the largest grower and processor of sugarcane in the world; the largest ethanol producer in Brazil and the second largest in the world; and the largest sugar producer in Brazil and one of the three largest sugar producers in the world. The company operates 18 mills, two refineries, two port facilities and numerous warehouses. Cosan Limited is also engaged in energy cogeneration using sugarcane bagasse as fuel.

CONTACT: Cosan Limited

Paulo Diniz
Financial Vice President and Investor Relations Officer

Tel: +55-11-3897-9797
email: ri@cosan.com.br

The securities offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The securities offered will not be registered in any other jurisdiction.

This release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for nor shall there be any sale of or subscription for these securities in any state or jurisdiction in which such offer, solicitation, sale or subscription would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 2, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer